Exhibit 99.1

JD.com Announces Fourth Quarter and Full Year 2015 Results

Beijing, China—March 1, 2016—JD.com, Inc. (NASDAQ: JD), China’s largest online direct sales company, today announced its unaudited financial results for the quarter and full year ended December 31, 2015.

Fourth Quarter and Full Year 2015 Highlights1

•                                          GMV for the fourth quarter of 2015 was RMB145.3 billion, an increase of 69% compared with the fourth quarter of 2014. GMV excluding Paipai.com (“Core GMV”) for the fourth quarter of 2015 increased by 79% year-over-year to RMB143.2 billion. GMV for the full year of 2015 was RMB462.7 billion (US$271.4 billion), an increase of 78% compared with the full year of 2014. Core GMV increased by 84% year-over-year to RMB446.5 billion (US$68.9 billion) in 2015.

•                                          Net revenues for the fourth quarter of 2015 were RMB54.6 billion, an increase of 57% from the fourth quarter of 2014. Net revenues from services and others, mainly from the Company’s e-commerce platform business, for the fourth quarter of 2015 were RMB4.7 billion, an increase of 101% from the fourth quarter of 2014. Net revenues for the full year of 2015 were RMB181.3 billion (US$28.0 billion), an increase of 58% from the full year of 2014. Net revenues from services and others increased by 110% in 2015.

•                                          Net loss attributable to ordinary shareholders for the fourth quarter of 2015 was RMB7.6 billion, primarily due to the impairment of Paipai.com and certain investments recognized during the fourth quarter. Non-GAAP net loss attributable to ordinary shareholders3 for the fourth quarter of 2015 was RMB656.2 million with a non-GAAP net margin of negative 1.2%. Non-GAAP net loss attributable to ordinary shareholders for the full year of 2015 was RMB850.5 million (US$131.3 million) and non-GAAP net margin was negative 0.5%.

•                                          Annual active customer accounts from core business4 increased by 71% to 155.0 million in the 12 months ended December 31, 2015 from 90.6 million in 2014. Annual active customer accounts from JD Mall, excluding unique customers from JD Finance and O2O, increased by 70% to 153.6 million in the 12 months ended December 31, 2015.

•                                          Fulfilled orders from core business5 in the fourth quarter of 2015 were 417.8 million, an increase of 100% from 208.7 million for the same period in 2014. Fulfilled orders from core business placed through mobile accounted for approximately 61.4% of total orders fulfilled from core business in the fourth quarter of 2015, an increase of more than 230% compared to the same period in 2014. Fulfilled orders from core business for the full year of 2015 were 1,263.1 million, an increase of 94% from 651.9 million for the full year of 2014.

(1)  For definitions of terms used but not defined in this earning release, please refer to our annual report on Form 20-F for the year ended December 31, 2014.

(2)  The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this press release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2015, which was RMB6.4778 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts.

(3)  As used in this press release, non-GAAP net income/(loss) attributable to ordinary shareholders is defined to exclude share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue related to equity investment transactions, reconciling items on earning from equity method investments, impairment of goodwill, intangible assets and investments from net income/(loss) attributable to ordinary shareholders, and non-GAAP net margin is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

(4)  Annual active customer accounts from core business is defined as annual active customer accounts excluding Paipai.com unique customers.

“JD.com’s strong momentum continued with another period of solid growth in the fourth quarter,” said Richard Liu, CEO of JD.com. “China’s middle class consumers increasingly demand quality brands and authentic products, and we have been very effective at winning over more customers by introducing them to the most reliable and convenient online shopping experience in China. We will remain focused on earning the trust of China’s consumers, while building partnerships with top brands which value JD.com’s high-quality user base, reputation for authenticity and unrivalled fulfillment capabilities.”

“Our JD Mall business once again recorded very strong top-line growth that outperformed our expectations, while we continued to maintain operating discipline,” said Sidney Huang, JD.com’s Chief Financial Officer. “In the quarters ahead, we will continue to invest in high-growth initiatives while improving the profitability of our core business. We look forward to another year of solid growth as the sustained expansion of the middle class in China brings many more consumers to JD.com.”

Recent Business Developments

•                                          In February 2016, JD.com hosted a runway show during New York Fashion Week highlighting JD.com’s growing strength in the Chinese fashion market. JD.com’s focus on quality and global design trends in apparel and fashion is being embraced by Chinese consumers as they become increasingly fashion and brand conscious.

•                                          JD.com’s commitment to authenticity and efficient logistics continued to attract high-quality brands and partners such as P&G and Rakuten, a leading Japanese e-commerce platform. During the quarter, P&G expanded its offering on JD.com to include its high-end cosmetic brand SK-II, while Rakuten launched a beta version of its online marketplace on JD Worldwide with an initial focus on cosmetics, snacks and health food products.

•                                          JD.com signed a strategic cooperation agreement with popular Chinese sports apparel brand, Li-Ning, to provide customized logistics solutions for its multi-channel supply chain in select areas. The cooperation is expected to improve Li-Ning’s operational efficiency by leveraging JD.com’s proprietary supply chain management capability and integrated inventory control system.

•                                          In January 2016, JD Finance announced an RMB6.65 billion financing round with lead investors including Sequoia Capital China, China Harvest Investments and China Taiping Insurance. The financing values JD Finance at RMB46.65 billion on a fully-diluted, post-investment basis. The deal closed on March 1, 2016, with JD.com maintaining majority ownership in JD Finance.

•                                          JD Daojia, JD.com’s O2O platform, has formed a strategic cooperation with Yonghui, a leading supermarket chain in China. As of February 29, 2016, JD Daojia had partnered with 56 Yonghui stores in 5 cities to provide 2-hour delivery service for customers’ grocery orders. Today, JD Daojia provides O2O services in 12 major cities across China.

•                                          During the fourth quarter, JD.com extended its leadership in fulfillment capabilities among China’s e-commerce companies. As of December 31, 2015, JD.com operated 213 warehouses covering an aggregate gross floor area of approximately 4 million square meters in 50 cities including 6 self-built Asia No.1 warehouses and a total of 5,367 delivery stations and pickup stations across China. During 2015, over 85% of direct sales orders were delivered on the same day as, or the day after, they were placed.

•                                          JD.com had approximately 99,000 merchants on its online marketplace and a total of 105,963 full-time employees as of December 31, 2015.

(5)  Fulfilled orders from core business is defined as fulfilled orders excluding orders from Paipai.com .

Fourth Quarter 2015 Financial Results

Core GMV and Net Revenues.  Core GMV for the fourth quarter of 2015 was RMB143.2 billion (US$22.1 billion), up 79% from the fourth quarter of 2014. Core GMV from the online direct sales and online marketplace businesses totaled RMB78.7 billion and RMB64.5 billion, respectively, in the fourth quarter of 2015, an increase of 63% and 103%, respectively, from the fourth quarter of 2014. Core GMV from electronics and home appliance products was RMB70.1 billion in the fourth quarter of 2015, an increase of 66% from the fourth quarter of 2014, while Core GMV from general merchandise and others was RMB73.1 billion in the fourth quarter of 2015, an increase of 92% from the fourth quarter of 2014. Core GMV from general merchandise and others increased to 51.0% of total Core GMV in the fourth quarter of 2015 from 47.4% in the fourth quarter of 2014.

For the fourth quarter of 2015, JD.com reported net revenues of RMB54.6 billion (US$8.4 billion), representing a 57% increase from the same period in 2014. The increases in Core GMV and net revenues were primarily due to the growth in active customer accounts and the number of fulfilled orders in the fourth quarter of 2015. Net revenues from online direct sales increased by 54%, while net revenues from services and others increased by 101% in the fourth quarter of 2015, as compared to the fourth quarter of 2014, primarily due to the increased revenues from the Company’s rapidly expanding online marketplace, advertising services and third-party logistics services.

Cost of Revenues.  Cost of revenues increased by 54% to RMB46.8 billion (US$7.2 billion) in the fourth quarter of 2015 from RMB30.3 billion in the fourth quarter of 2014. The increase was primarily due to the growth of the Company’s direct sales business and the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery and customer service expenses, increased by 75% to RMB4.5 billion (US$0.7 billion) in the fourth quarter of 2015 from RMB2.6 billion in the fourth quarter of 2014. This increase was primarily due to the increase in the number of fulfillment employees associated with the expansion of the Company’s fulfillment network into lower tier cities and rural areas as well as the growth in logistics services provided to merchants on the Company’s marketplace.

Marketing Expenses.  Marketing expenses increased by 81% to RMB2.7 billion (US$0.4 billion) in the fourth quarter of 2015 from RMB1.5 billion in the fourth quarter of 2014. The increase of marketing expenses was primarily due to the increased brand advertising activities during China’s online shopping festival in November 2015 as well as marketing costs to promote JD Finance products and O2O services.

Technology and Content Expenses.  Technology and content expenses increased by 74% to RMB1.1 billion (US$0.2 billion) in the fourth quarter of 2015 from RMB0.6 billion in the fourth quarter of 2014. This increase was primarily due to an increase in the number of R&D staff and other spending in mobile, big data and cloud computing initiatives.

General and Administrative Expenses.  General and administrative expenses increased by 109% to RMB1.0 billion (US$0.2 billion) in the fourth quarter of 2015 from RMB0.5 billion in the fourth quarter of 2014. The increase of general and administrative expenses was primarily due to the increase in share-based compensation expenses and various new business initiatives.

Share of results of equity investees.  Share of results of equity investees for the fourth quarter of 2015 was RMB3.0 billion loss (US$0.5 billion), compared to nil for the same period last year. This increase was primarily due to losses picked up from our equity method investments and impairment of investment in Bitauto Holdings Limited recognized during the quarter.

Net Loss Attributable to Ordinary Shareholders and Non-GAAP Net Income/(Loss) Attributable to Ordinary Shareholders.  Net loss attributable to ordinary shareholders for the fourth quarter of 2015 was RMB7.6 billion (US$1.2 billion), compared to RMB0.5 billion for the same period last year. The increase of net loss attributable to ordinary shareholders was primarily due to the impairment of goodwill and intangible assets related to Paipai.com, which was terminated on December 31, 2015, and impairment of certain investments recognized during the quarter. Non-GAAP net loss attributable to ordinary shareholders for the fourth quarter of 2015 was RMB656.2 million (US$101.3 million) as compared to non-GAAP net income of RMB83.8 million in the fourth quarter of 2014.

Net Loss Per ADS and Non-GAAP Net Income/(Loss) Per ADS6.  Net loss per ADS for the fourth quarter of 2015 was RMB5.57 (US$0.86), compared to RMB0.33 for the fourth quarter of 2014. Non-GAAP net loss per ADS for the fourth quarter of 2015 was RMB0.48 (US$0.07) as compared to non-GAAP net income per ADS of RMB0.06 in the fourth quarter of 2014.

(6)  As used in this press release, non-GAAP net income/(loss) per weighted average shares is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of shares. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per weighted average shares multiplied by two.

Cash Flow and Working Capital

As of December 31, 2015, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB22.8 billion (US$3.5 billion). For the fourth quarter of 2015, free cash flow7 was as follows:

	For the three months ended
	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	USD
	(In thousands)
Net cash used in operating activities	(1,245,044)	(2,405,098)	(371,283)
Add: Impact from internet financing activities[8]	784,944	4,285,032	661,494
Less: Capital expenditures	(780,333)	(1,614,037)	(249,164)
Free cash flow in/(out)	(1,240,433)	265,897	41,047

Net inventories increased to RMB20.5 billion (US$3.2 billion) as of December 31, 2015 from RMB12.2 billion as of December 31, 2014. Inventory turnover days9 were 36.1 days in the fourth quarter of 2015 and 34.6 days in the fourth quarter of 2014.

Accounts payable primarily include accounts payable to suppliers associated with the Company’s online direct sales business and those to third-party sellers on the Company’s online marketplace. From late 2013, the Company started to provide supply chain financing to the Company’s suppliers of online direct sales business. As of December 31, 2015 and December 31, 2014, the balances of financing provided to the Company’s suppliers that affected accounts payable balances amounted to RMB4.7 billion (US$0.7 billion) and RMB1.5 billion, respectively. The Company’s accounts payable turnover days10 for the online direct sales business excluding the impact from supply chain financing were 44.9 days in the fourth quarter of 2015 and 40.5 days in the fourth quarter of 2014.

Accounts receivable primarily include amounts due from customers and online payment channels. From early 2014, the Company started to provide consumer financing to its customers. As of December 31, 2015 and December 31, 2014, the balances of current portion of financing provided to the Company’s customers that affected accounts receivable balances amounted to RMB7.7 billion (US$1.2 billion) and RMB1.1 billion, respectively. The Company’s accounts receivable turnover days11 excluding the impact from consumer financing were 3.0 days both in the fourth quarter of 2015 and the same period of 2014.

Full Year 2015 Financial Results

(7)  As used in this press release, free cash flow, a non-GAAP measurement of liquidity, is defined as operating cash flow adding back the impact from internet financing activities and less capital expenditures, which include purchases of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights.

(8)  Internet financing activities include financial products, primarily “Jingbaobei,” “Jingxiaodai” and “JD Baitiao,” the Company provides to suppliers, merchants and customers.

(9)  As used in this press release, inventory turnover days for a given period are equal to average inventory balances at the beginning and the end of the period divided by total cost of revenues during the period and then multiplied by the number of days during the period.

(10)  As used in this press release, accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and then multiplied by the number of days during the period.

(11)  As used in this press release, accounts receivable turnover days for a given period are equal to average accounts receivable balances at the beginning and the end of the period divided by total net revenues during the period and then multiplied by the number of days during the period.

Core GMV and Net Revenues.  Core GMV for the full year of 2015 was RMB446.5 billion (US$68.9 billion), up 84% from the full year of 2014. Core GMV from the online direct sales and online marketplace business totaled RMB255.6 billion and RMB190.9 billion, respectively, for the full year of 2015, an increase of 60% and 129%, respectively, from the full year of 2014. Core GMV from electronics and home appliance products was RMB228.9 billion in the full year of 2015, an increase of 65% from the full year of 2014, while Core GMV from general merchandise and others was RMB217.6 billion in the full year of 2015, an increase of 109% from the full year of 2014. Core GMV from general merchandise and others increased to 48.7% of total Core GMV in the full year of 2015 from 42.8% in the full year of 2014.

For the full year of 2015, JD.com reported net revenues of RMB181.3 billion (US$28.0 billion), representing a 58% increase from the full year of 2014. The increases in Core GMV and net revenues were primarily due to the growth in active customer accounts and the number of fulfilled orders in the full year of 2015. Net revenues from online direct sales increased by 55%, while net revenues from services and others increased by 110% in the full year of 2015, as compared to the full year of 2014, primarily due to the increased revenues from the Company’s rapidly expanding online marketplace, advertising services and third-party logistics services.

Cost of Revenues.  Cost of revenues increased by 54% to RMB157.0 billion (US$24.2 billion) in the full year of 2015 from RMB101.6 billion in the full year of 2014. The increase was due to the growth of the Company’s direct sales business and the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery and customer service expenses, increased by 73% to RMB13.9 billion (US$2.1 billion) in the full year of 2015 from RMB8.1 billion in the full year of 2014. This increase was primarily due to the increase in the number of fulfillment employees associated with the expansion of the Company’s fulfillment network into the lower tier cities and rural areas as well as the growth in logistics services provided to merchants on the Company’s marketplace.

Marketing Expenses.  Marketing expenses increased by 93% to RMB7.7 billion (US$1.2 billion) in the full year of 2015 from RMB4.0 billion in the full year of 2014. The increase of marketing expenses was primarily due to the increased traffic acquisition costs and brand advertising activities as well as marketing expenses to promote JD Finance products and O2O services.

Technology and Content Expenses.  Technology and content expenses increased by 88% to RMB3.5 billion (US$0.5 billion) in the full year of 2015 from RMB1.8 billion in the full year of 2014. This increase was primarily due to an increase in the number of R&D staff and other spending in mobile, big data and cloud computing initiatives.

General and Administrative Expenses.  General and administrative expenses decreased by 45% to RMB2.9 billion (US$0.4 billion) in the full year of 2015 from RMB5.3 billion in the full year of 2014. The decrease of general and administrative expenses was primarily due to the decrease in share-based compensation expenses, partially offset by an increase in other general and administrative expenses in line with our expanded scale of operations and various new business initiatives.

Net Loss Attributable to Ordinary Shareholders and Non-GAAP Net Income/(Loss) Attributable to Ordinary Shareholders.  Net loss attributable to ordinary shareholders for the full year of 2015 was RMB9.4 billion (US$1.4 billion), compared to RMB5.0 billion for the full year of 2014. Non-GAAP net loss attributable to ordinary shareholders for the full year of 2015 was RMB850.5 million (US$131.3 million) as compared to non-GAAP net income of RMB362.7 million in the full year of 2014.

Net Loss Per ADS and Non-GAAP Net Income/(Loss) Per ADS.  Net loss per ADS for the full year of 2015 was RMB6.86 (US$1.06), compared to RMB10.71 for the full year of 2014. Non-GAAP net loss per ADS for the full year of 2015 was RMB0.62 (US$0.10) as compared to non-GAAP net income per ADS of RMB0.30 in the full year of 2014.

Cash Flow and Working Capital

For the full year of 2015, free cash flow was as follows:

	For the year ended
	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	USD
	(In thousands)
Net cash provided by/(used in) operating activities	1,015,016	(1,811,551)	(279,655)
Add: Impact from internet financing activities	2,751,939	14,172,008	2,187,781
Less: Capital expenditures	(2,902,066)	(5,299,759)	(818,142)
Free cash flow	864,889	7,060,698	1,089,984

Annual inventory turnover days12 were 36.9 days in the full year of 2015 and 34.8 days in the full year of 2014. Annual accounts payable turnover days13 for online direct sales business excluding the impact from supply chain financing were 44.6 days in the full year of 2015 and 40.9 days in the full year of 2014. Annual accounts receivable turnover days14 excluding the impact from consumer financing were 3.2 days in the full year of 2015 and 2.9 days in the full year of 2014.

In the full year of 2015, the Company provided a total of RMB23.8 billion (US$3.7 billion) in consumer financing to its customers and a total of RMB42.2 billion (US$6.5 billion) in supply chain financing to its suppliers and merchants. As of December 31, 2015, the ending balances of the consumer financing and supply chain financing were RMB10.0 billion (US$1.5 billion) and RMB6.1 billion (US$0.9 billion), respectively.

(12)  Annual inventory turnover days are the quotient of total cost of revenues to average inventory over five quarter ends.

(13)  Annual accounts payable turnover days are the quotient of total cost of revenues to average accounts payable over five quarter ends.

(14)  Annual accounts receivable turnover days are the quotient of total net revenues to average accounts receivable over five quarter ends.

First Quarter 2016 Guidance

Net revenues for the first quarter of 2016 are expected to be between RMB53 billion and RMB55 billion, representing a growth rate between 45% and 50% compared with the first quarter of 2015. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

Conference Call

JD.com’s management will hold a conference call at 7:30 am Eastern Time on March 1, 2016 (8:30 pm Beijing/Hong Kong Time on March 1, 2016) to discuss the fourth quarter and full year 2015 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-855-298-3404 or +1-631-5142-526
Hong Kong	800-905-927 or +852-5808-3202
Mainland China	400-1200-539
International	+65-6823-2299
Passcode:	3639817

A replay of the conference call may be accessed by phone at the following numbers until March 7, 2016:

US Toll Free:	+1-866-846-0868
International	+61-2-9641-7900
Passcode:	3639817

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.jd.com.

About JD.com, Inc

JD.com, Inc. is China’s leading online direct sales company and the country’s largest Internet company by revenue. The Company strives to offer consumers the best online shopping experience. Through its content-rich and user-friendly website jd.com and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products in a speedy and reliable manner. The Company believes it has the largest fulfillment infrastructure of any e-commerce company in China. JD.com operated 7 fulfillment centers and a total of 213 warehouses in 50 cities, and in total 5,367 delivery stations and pickup stations in 2,356 counties and districts across China, staffed by its own employees. JD.com is a member of the NASDAQ100.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP net income/(loss) per weighted average shares and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue related to equity investment transactions, reconciling items on earning from equity method investments, preferred shares redemption value accretion, impairment of goodwill, intangible assets and investments. The Company defines free cash flow as operating cash flow adding back the impact from internet financing activities and less capital expenditures, which include purchases of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP net income/(loss) attributable to ordinary shareholders enable management to assess operating results without considering the impact of share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue related to equity investment transactions, reconciling items on earning from equity method investments, preferred shares redemption value accretion, impairment of goodwill, intangible assets and investments. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from internet financing activities and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income/(loss) attributable to ordinary shareholders is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue related to equity investments transactions, reconciling items on earning from equity method investments, preferred shares redemption value accretion, impairment of goodwill, intangible assets and investments have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of non-GAAP net income/(loss) attributable to ordinary shareholders. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Ruiyu Li
+86 (10) 8912-6805

IR@JD.com

Media

Josh Gartner
Senior Director of International Communications

+86 (10) 8911-6155 (China)

+1 (914) 439-5315 (US)

Press@JD.com

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	As of
	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	16,914,651	17,863,868	2,757,706
Restricted cash	3,038,286	2,114,913	326,486
Short-term investments	12,161,643	2,780,482	429,232
Accounts receivable, net	2,436,256	9,508,284	1,467,826
Advance to suppliers	930,026	927,177	143,131
Inventories, net	12,190,843	20,539,543	3,170,759
Loan receivables	123,344	2,383,869	368,006
Prepayments and other current assets	1,734,334	1,486,441	229,467
Amount due from related parties	412,314	863,516	133,304
Total current assets	49,941,697	58,468,093	9,025,917

Non-current assets:
Property, equipment and software, net	2,408,438	6,233,106	962,226
Construction in progress	1,928,899	1,266,992	195,590
Land use rights, net	1,067,253	1,928,192	297,662
Intangible assets, net	6,877,947	5,263,983	812,619
Goodwill	2,622,470	29,050	4,485
Investment in equity investees	586,959	8,864,249	1,368,404
Investment securities	434,118	1,005,831	155,274
Other non-current assets	625,391	2,106,673	325,214
Total non-current assets	16,551,475	26,698,076	4,121,474

Total assets	66,493,172	85,166,169	13,147,391

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	As of
	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	USD
LIABILITIES
Current liabilities:
Short-term bank loans	1,890,771	3,040,209	469,327
Secured borrowings	—	579,843	89,512
Accounts payable	16,363,671	29,819,341	4,603,313
Advances from customers	4,666,660	7,173,885	1,107,457
Deferred revenues	157,080	1,028,350	158,750
Taxes payable	236,160	103,211	15,933
Amount due to related parties	325,119	104,726	16,167
Accrued expenses and other current liabilities	5,311,832	7,178,065	1,108,102
Deferred tax liabilities	43,812	1,228	190
Total current liabilities	28,995,105	49,028,858	7,568,751

Non-current liabilities:
Deferred revenues	—	2,705,164	417,605
Secured borrowings	—	2,753,699	425,098
Total non-current liabilities	—	5,458,863	842,703

Total liabilities	28,995,105	54,487,721	8,411,454

SHAREHOLDERS’ EQUITY:
Ordinary shares (US$0.00002 par value, 100,000,000 shares authorized, 2,793,757 shares issued and 2,741,990 shares outstanding as of December 31, 2015)	358	358	55
Additional paid-in capital	47,131,172	48,393,126	7,470,611
Statutory reserves	15,009	55,560	8,577
Treasury stock	(4)	(3)	(0)
Accumulated deficit	(9,272,343)	(18,690,910)	(2,885,379)
Accumulated other comprehensive income/(loss)	(376,125)	782,484	120,795
Total JD.com, Inc. shareholders’ equity	37,498,067	30,540,615	4,714,659
Non-controlling interests	—	137,833	21,278
Total shareholders’ equity	37,498,067	30,678,448	4,735,937
Total liabilities and shareholders’ equity	66,493,172	85,166,169	13,147,391

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations and Non-GAAP Net Income/(Loss) Per ADS

(In thousands, except per share data)

	For the three months ended				For the year ended
	December 31, 2014	September 30, 2015	December 31, 2015	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Online direct sales	32,380,628	40,641,371	49,914,650	7,705,495	108,549,258	167,720,984	25,891,658
Services and others	2,339,420	3,468,779	4,692,893	724,458	6,453,059	13,565,971	2,094,225
Total net revenues	34,720,048	44,110,150	54,607,543	8,429,953	115,002,317	181,286,955	27,985,883

Operating expenses(1)(2)
Cost of revenues	(30,309,818)	(38,015,664)	(46,798,500)	(7,224,443)	(101,631,443)	(157,008,329)	(24,237,909)
Fulfillment	(2,585,430)	(3,459,117)	(4,532,210)	(699,653)	(8,067,048)	(13,920,988)	(2,149,030)
Marketing	(1,470,650)	(1,662,719)	(2,665,241)	(411,442)	(4,010,280)	(7,736,172)	(1,194,259)
Technology and content	(618,946)	(884,742)	(1,080,054)	(166,732)	(1,835,919)	(3,453,804)	(533,175)
General and administrative	(491,334)	(755,146)	(1,027,880)	(158,677)	(5,260,064)	(2,876,989)	(444,131)
Impairment of goodwill and intangible assets related to Paipai.com	—	—	(2,750,129)	(424,547)	—	(2,750,129)	(424,547)
Total operating expenses	(35,476,178)	(44,777,388)	(58,854,014)	(9,085,494)	(120,804,754)	(187,746,411)	(28,983,051)
Loss from operations	(756,130)	(667,238)	(4,246,471)	(655,541)	(5,802,437)	(6,459,456)	(997,168)
Other income/(expenses)
Share of results of equity investees	—	(68,526)	(3,038,039)	(468,992)	—	(3,134,283)	(483,850)
Interest income	187,160	70,055	91,923	14,190	637,641	414,999	64,065
Interest expense	(7,158)	(17,480)	(60,987)	(9,415)	(28,825)	(82,507)	(12,737)
Others, net	137,052	148,290	(387,693)	(59,849)	216,587	(140,597)	(21,704)
Loss before tax	(439,076)	(534,899)	(7,641,267)	(1,179,607)	(4,977,034)	(9,401,844)	(1,451,394)
Income tax benefits /(expenses)	(15,246)	17	9,199	1,420	(19,324)	14,262	2,202
Net loss	(454,322)	(534,882)	(7,632,068)	(1,178,187)	(4,996,358)	(9,387,582)	(1,449,192)
Net loss attributable to non-controlling interests	—	(4,080)	(5,486)	(847)	—	(9,566)	(1,477)
Net loss attributable to JD.com, Inc.	(454,322)	(530,802)	(7,626,582)	(1,177,340)	(4,996,358)	(9,378,016)	(1,447,715)
Preferred shares redemption value accretion	—	—	—	—	(7,957,640)	—	—
Net loss attributable to ordinary shareholders	(454,322)	(530,802)	(7,626,582)	(1,177,340)	(12,953,998)	(9,378,016)	(1,447,715)

Non-GAAP net income/(loss)	83,829	22,956	(661,664)	(102,142)	362,669	(860,055)	(132,768)

Non-GAAP net income/(loss) attributable to ordinary shareholders	83,829	27,036	(656,178)	(101,295)	362,669	(850,489)	(131,291)

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations and Non-GAAP Net Income/(Loss) Per ADS

(In thousands, except per share data)

	Three months ended				For the year ended
	December 31, 2014	September 30, 2015	December 31, 2015	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net loss per share:
Basic	(0.17)	(0.19)	(2.79)	(0.43)	(5.35)	(3.43)	(0.53)
Diluted	(0.17)	(0.19)	(2.79)	(0.43)	(5.35)	(3.43)	(0.53)

Net loss per ADS:
Basic	(0.33)	(0.39)	(5.57)	(0.86)	(10.71)	(6.86)	(1.06)
Diluted	(0.33)	(0.39)	(5.57)	(0.86)	(10.71)	(6.86)	(1.06)

Non-GAAP net income/(loss) per ADS:
Basic	0.06	0.02	(0.48)	(0.07)	0.30	(0.62)	(0.10)
Diluted	0.06	0.02	(0.48)	(0.07)	0.30	(0.62)	(0.10)

Weighted average shares:
Basic	2,724,883	2,735,737	2,736,515	2,736,515	2,419,668	2,735,034	2,735,034
Diluted	2,724,883	2,735,737	2,736,515	2,736,515	2,419,668	2,735,034	2,735,034

(1) Includes share-based compensation expenses as follows:
Fulfillment	(38,563)	(47,665)	(58,625)	(9,050)	(128,623)	(184,733)	(28,518)
Marketing	(9,318)	(11,183)	(17,015)	(2,627)	(23,570)	(50,091)	(7,733)
Technology and content	(27,883)	(55,220)	(93,443)	(14,425)	(79,469)	(234,165)	(36,149)
General and administrative	(96,183)	(194,180)	(309,003)	(47,702)	(4,017,886)	(724,956)	(111,914)

(2) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(5,616)	(5,405)	(5,616)	(867)	(20,508)	(22,163)	(3,421)
Marketing	(309,156)	(309,156)	(309,156)	(47,725)	(924,735)	(1,225,318)	(189,157)
Technology and content	(5,987)	(5,987)	(5,987)	(924)	(18,592)	(23,748)	(3,666)
General and administrative	(45,445)	(45,445)	(45,445)	(7,016)	(145,644)	(180,118)	(27,805)

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	For the three months ended				For the year ended
	December 31, 2014	September 30, 2015	December 31, 2015	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by/(used in) operating activities	(1,245,044)	(2,552,685)	(2,405,098)	(371,283)	1,015,016	(1,811,551)	(279,655)
Net cash provided by/(used in) investing activities	(1,556,493)	4,013,115	(4,356,107)	(672,467)	(13,203,248)	(2,282,652)	(352,381)
Net cash provided by/(used in) financing activities	(946,396)	2,158,301	3,075,344	474,751	18,392,028	4,700,273	725,598
Effect of exchange rate changes on cash and cash equivalents	(55,305)	166,067	228,148	35,220	(101,484)	343,147	52,973
Net increase/(decrease) in cash and cash equivalents	(3,803,238)	3,784,798	(3,457,713)	(533,779)	6,102,312	949,217	146,535
Cash and cash equivalents at beginning of period	20,717,889	17,536,783	21,321,581	3,291,485	10,812,339	16,914,651	2,611,171
Cash and cash equivalents at end of period	16,914,651	21,321,581	17,863,868	2,757,706	16,914,651	17,863,868	2,757,706

JD.com, Inc.

Selected Operating Data

	For the three months ended			For the year ended
	December 31, 2014	September 30, 2015	December 31, 2015	December 31, 2014	December 31, 2015

GMV(3) (in RMB billions)	85.8	115.0	145.3	260.2	462.7
Core GMV (in RMB billions)	80.2	111.0	143.2	242.5	446.5
Orders fulfilled from core business (in millions)	208.7	324.9	417.8	651.9	1,263.1
Annual active customer accounts from core business (in millions)	90.6	126.9	155.0	90.6	155.0
Annual active customer accounts from JD Mall (in millions)	90.6	126.3	153.6	90.6	153.6

(3) GMV is defined as the total value of all orders for products and services placed in our online direct sales business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on our website and mobile applications as well as orders placed on third-party mobile applications that are fulfilled by us or third-party merchants who are enabled by our marketplaces. Our calculation of GMV includes shipping charges paid by buyers to sellers and excludes any transactions in our JD Mall business with order value exceeding RMB2,000 that are not ultimately sold or delivered and products or services on Paipai.com marketplace with list prices above RMB100,000 as well as transactions conducted by buyers on Paipai who make purchases exceeding RMB1,000,000 in the aggregate in a single day. If we use the same Paipai GMV definition above (similar to the practice of our major industry peer) for the JD Mall business, our GMV for the fourth quarter and full year of 2015 would have been RMB197.4 billion and RMB606.7 billion, respectively.

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended				For the year ended
	December 31, 2014	September 30, 2015	December 31, 2015	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	RMB	USD	RMB	RMB	USD

Net loss	(454,322)	(534,882)	(7,632,068)	(1,178,187)	(4,996,358)	(9,387,582)	(1,449,192)
Add: Share-based compensation	171,947	308,248	478,086	73,804	4,249,548	1,193,945	184,314
Add: Amortization of intangible assets resulting from assets and business acquisitions	366,204	365,993	366,204	56,532	1,109,479	1,451,347	224,049
Less: Revenue related to equity investment transactions	—	(186,577)	(188,050)	(29,030)	—	(520,351)	(80,328)
Add: Reconciling items on earning from equity method investments*	—	70,174	85,680	13,227	—	174,102	26,877
Add: Impairment of goodwill, intangible assets and investments	—	—	6,228,484	961,512	—	6,228,484	961,512
Non-GAAP net income/(loss)	83,829	22,956	(661,664)	(102,142)	362,669	(860,055)	(132,768)

Net loss attributable to ordinary shareholders	(454,322)	(530,802)	(7,626,582)	(1,177,340)	(12,953,998)	(9,378,016)	(1,447,715)
Add: Non-GAAP adjustments to net income/(loss)(4)	538,151	557,838	6,970,404	1,076,045	5,359,027	8,527,527	1,316,424
Add: Preferred shares redemption value accretion	—	—	—	—	7,957,640	—	—
Non-GAAP net income/(loss) attributable to ordinary shareholders	83,829	27,036	(656,178)	(101,295)	362,669	(850,489)	(131,291)

Total net revenues	34,720,048	44,110,150	54,607,543	8,429,953	115,002,317	181,286,955	27,985,883

Non-GAAP net margin	0.2%	0.1%	-1.2%	-1.2%	0.3%	-0.5%	-0.5%

(4) See the table above about the reconciliation of net loss to non-GAAP net income/(loss) for more information of these non-GAAP adjustments.

*Reconciliation of Earning from Equity Method Investments’ GAAP to Non-GAAP Results

(In thousands)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2015	2015	2015	2014	2015	2015
	RMB	RMB	RMB	USD	RMB	RMB	USD

Earning from equity method investments, net(5)(6)	—	(68,526)	(170,792)	(26,366)	—	(267,036)	(41,223)
Add: Share-based compensation	—	8,724	11,950	1,845	—	26,115	4,031
Add: Amortization of intangible assets resulting from assets and business acquisitions	—	35,823	44,966	6,942	—	81,475	12,577
Add: Share of amortization of equity investments’ intangibles not on their books	—	25,627	28,764	4,440	—	66,512	10,269
Non-GAAP earning from equity method investments, net	—	1,648	(85,112)	(13,139)	—	(92,934)	(14,346)

(5) Earning from equity method investments in publicly listed companies is recorded one quarter in arrears.

(6) Earning from equity method investments is defined as share of results of equity investees less impairment of investments.